                                   Exhibit D-2

                                    DG 99-193

                          ENERGYNORTH NATURAL GAS, INC.

                   Petition for Approval of the Acquisition of

                          EnergyNorth Natural Gas, Inc.

                 by Eastern Enterprises and KeySpan Corporation

                      Order Approving Settlement Agreement

                              O R D E R N O. 23,470

                                   May 8, 2000

     APPEARANCES: Keegan, Werlin & Pabian, LLP by Robert J. Keegan, Esq., and Cheryl M. Kimball, Esq. on behalf of Eastern Enterprises; Nixon, Peabody by Robert L. DeWees, Jr. Esq. and KeySpan Senior Attorney Richard A. Visconti on behalf of KeySpan Corporation; McLane, Graf, Raulerson, and Middleton by Steven
V. Camerino, Esq., on behalf of EnergyNorth Natural Gas, Inc. and EnergyNorth Inc.; Cook & Molan by Shawn J. Sullivan, Esq. on behalf of the United Steelworkers Local 12012; Office of the Attorney General by Senior Assistant Attorney General Wynn E. Arnold, Esq. on behalf of the Governor's Office of Energy and Community Services; the Office of Consumer Advocate by Kenneth E. Traum on behalf of residential utility consumers; and Larry S. Eckhaus, Esq., for the Staff of the New Hampshire Public Utilities Commission.


1.   PROCEDURAL  HISTORY

     [COMMENT 2] On December 3, 1999, EnergyNorth Natural Gas, Inc. (ENGI), EnergyNorth, Inc. (EnergyNorth), Eastern Enterprises (Eastern) and KeySpan Corporation (KeySpan) (together the Joint Petitioners) jointly filed, pursuant to RSA 369:8, II and RSA 374:33, with the New Hampshire Public Utilities

Commission (Commission) a Petition for Approval of the Acquisition of ENGI by Eastern and KeySpan. According to the petition, ENGI will be acquired indirectly by KeySpan: Eastern will acquire EnergyNorth, the parent of ENGI, and Eastern will be acquired by KeySpan. Eastern must also obtain the approval of the Securities and Exchange Commission (SEC) for the acquisition of EnergyNorth pursuant to the Public Utility Holding Company Act of 1935 (PUHCA). In addition, KeySpan must obtain SEC approval of its application to become a registered holding company under the PUHCA and for its acquisition of Eastern.

     ENGI is a New Hampshire corporation and public utility as defined in RSA 362:2. It is the largest natural gas utility in New Hampshire serving approximately 72,000 customers in 28 cities and towns in southern and central New Hampshire and the City of Berlin in northern New Hampshire.

     Eastern is a Massachusetts business trust and holding company that owns Boston Gas Company, Colonial Gas Company and Essex Gas Company which together serve 735,000 natural gas customers in Massachusetts. Eastern also owns and operates several unregulated business enterprises.

     KeySpan is a New York corporation that owns Brooklyn Union Gas Company and KeySpan Gas East which together serve 1.6 million natural gas customers in New York City and on Long Island. KeySpan also owns and operates other regulated electric generation companies in the State of New York, as well as several unregulated business enterprises.

     The Joint Petitioners aver that the acquisition of ENGI will result in numerous benefits including: an immediate reduction in gas costs resulting in a 2.2% burner tip price reduction to ENGI customers; cost savings due in part to the elimination of 62 positions (47 management and 15 non-management); increased supply options, purchasing power and the ability to dispatch across Eastern's combined distribution system; integration of corporate and administrative functions; sharing of information technology; and customer service enhancements.

     The EnergyNorth Merger Agreement further provides as a condition of the merger, with regard to rates and recovery of costs associated with the merger (including the acquisition premium and transaction and integration costs), that the Commission's approval shall be upon terms and conditions that are not less favorable than those set forth in Order No. 22,983, Northern Utilities, Inc. 83 NH PUC 401 (1998). The Joint Petitioners propose to work with the

Commission to develop a mechanism for identifying and quantifying cost savings that are achievable only as a direct result of the merger, and to have the opportunity to request in a future proceeding the recovery of merger related costs required to accomplish the transaction if such costs are demonstrated to be offset by merger related savings.

     The Joint Petitioners request approval of the transactions as filed in accordance with RSA 369:8,II(b)(2), or, alternatively, RSA 374:33. Pursuant to RSA 374:33, the acquisition by a utility or public holding company of more than ten percent (10%) of the stocks or bonds of a public utility or public utility holding company incorporated in or doing business in this state requires Commission approval. RSA 369:8, II provides, however, that where the parent company of a utility regulated by the Commission seeks to merge or be acquired by another utility, the approval of the Commission is not required if there will be no adverse effect on rates, terms, service or operations of the New Hampshire utility, and a detailed written representation to that effect is made to the Commission.

     By Order No. 23,367 (December 13, 1999), the Commission scheduled a Prehearing Conference and first technical session for December 23, 1999, set deadlines for intervention requests and objections thereto, and required the parties and Staff to propose a procedural schedule. The Commission also addressed the applicability of RSA 369:8, II and RSA 374:33 to the proposed acquisition of ENGI.

     On December 20, 1999, the Governor's Office of Energy and Community Services (GOECS) filed a Motion to Intervene. On December 21, 1999, GOECS filed a corrected Motion to Intervene. On December 23, 1999, Steven V. Camerino, counsel for ENGI and EnergyNorth, filed a Motion to Admit Robert J. Keegan Pro Hac Vice and a Motion to Admit Cheryl M. Kimball Pro Hac Vice to appear and practice at the Commission in this proceeding on behalf of the Joint Petitioners (Motions to Admit). Also on December 23, 1999, the prehearing conference was held.

     By Order No. 23,382 (January 6, 2000), the Commission approved the interventions of GOECS and the Office of the Consumer Advocate (OCA), the Motions to Admit, and the procedural schedule.

     On January 18, 2000, the Joint Petitioners filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data

Request  No.  1-17,   regarding  minutes  of  board  of  directors  meetings  of
EnergyNorth, Eastern and KeySpan.

     On February 11, 2000, the United Steelworkers - Local 12012 (the Union), the duly authorized bargaining representative for certain employees of ENGI, filed a Petition to Intervene. As there was no opposition to the Petition, the Commission approved the Union's intervention at the hearing on April 4, 2000.

     On February 16, 2000, EnergyNorth filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request Nos. 4-1, 4-26 and 4-27 regarding Management Continuity Agreements, retention agreements, and ENGI and EnergyNorth future strategic plans. On February 22, 2000, EnergyNorth filed a Motion for Protective Order and Confidential Treatment with respect to additional information provided in response to Staff Data Request No. 4-1 concerning the amount of payments under certain Management Continuity Agreements for certain individuals.

     On February 23, 2000, the Joint Petitioners informed the Commission they had no objection to the Union's Petition to Intervene.

     On February 23, 2000, in accordance with the procedural schedule, the Union filed testimony submitted by Walter Poisson, Jr. and Shawn Sullivan; the OCA filed the Direct Testimony of Kenneth E. Traum, OCA Finance Director; and the Commission Staff (Staff) filed the testimonies of Stephen P. Frink, Assistant Finance Director, Andrew Kosnaski, Economist II, Richard G. Marini, P.E. Administrator, Safety Division, and Amanda O. Noonan, Director of Consumer Affairs. On March 22, 2000, the Joint Petitioners filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request Nos. 4-34, 4-35, 4-38 and 4-39, regarding Management Continuity Agreements.

     On March 28, 2000, a Settlement Agreement (Agreement) was filed with the Commission by EnergyNorth, ENGI, Eastern, KeySpan, OCA and the Staff of the Commission (the Settling Parties and Staff). The Agreement is a result of the review of all the testimony, the Joint Petitioners' responses to more than 170 data requests, and the technical/settlement conferences which were held on January 7, 2000, February 15, 2000, February 29, 2000, March 2, 2000 and March 6, 2000 (a teleconference).

     On March 31, 2000, the Union filed comments in opposition to the Settlement Agreement. On April 3, 2000, GOECS filed Brief Comments indicating that it did not contest the resolution of the issues specified in the Settlement Agreement along with other comments.

     On April 4, 2000, ENGI and EnergyNorth filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request No. 4-2 regarding hypothetical severance payments.

     A hearing was held on April 4, 2000 at which the Settling Parties and Staff presented Michelle L. Chicoine, Executive Vice of EnergyNorth and President and Chief Operating Officer of ENGI, Walter J. Flaherty, Executive Vice President and Chief Financial Officer of Eastern, Joseph F. Bodanza, Senior Vice President and Treasurer of Eastern, and Craig G. Matthews, President and Chief Operating Officer of KeySpan as witnesses in support of the Settlement Agreement. No other witnesses testified, however, statements were presented orally or in writing by all of the parties.

2.   SETTLEMENT AGREEMENT

     The Settlement Agreement, dated March 28, 2000, is entered into by the Settling Parties and Staff, representing

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                                      -9-

all of the full participants in this docket with the exception of the Union and GOECS, with regard to the acquisition of EnergyNorth and ENGI by Eastern, and by virtue of its merger with Eastern, the indirect acquisition of ENGI by KeySpan.

     The Agreement is summarized as follows:

     1. Acquisition Premium

        The Settling Parties and Staff agree that the Joint Petitioners may, in a future proceeding, request the amortization of the acquisition premium in rates, and that the Commission may consider allowing such recovery only to the extent that the Joint Petitioners can meet the evidentiary burden of demonstrating that the benefits of the merger to customers equal or exceed the amount of the acquisition premium and transaction and integration costs proposed for amortization. With regard to any such ratemaking request, the Joint Petitioners will be required to substantiate that savings have resulted from the merger before any part of the acquisition premium is included for ratemaking purposes. In order to facilitate the measurement of such savings, the Settling Parties and Staff agree to discuss the establishment of a mechanism to determine Merger Related Savings. None of the Parties nor Staff shall be precluded from taking any position with regard to such a request for ratemaking treatment in a future proceeding. Until such time that the Commission determines otherwise, the acquisition premium shall be recorded and amortized "below the line" and shall not be included in the determination of rates.

     2. Transaction and Integration Costs

        The Settling Parties and Staff agree that the Joint Petitioners may, in a future proceeding, request the amortization of transaction and integration costs in rates and that the Commission may consider allowing such recovery only to the extent that the Joint

        Petitioners can meet the evidentiary burden of demonstrating that the benefits of the merger to customers equal or exceed the amount of the acquisition premium and transaction and integration costs proposed for amortization. With regard to any such ratemaking request, the Joint Petitioners will be required to substantiate that savings have resulted from the merger before any part of the transaction and integration costs are included for ratemaking purposes. In order to facilitate the measurement of such savings, the Settling Parties and Staff agree to discuss the establishment of a mechanism to determine Merger Related Savings. None of the Parties nor Staff shall be precluded from taking any position with regard to such a request for ratemaking treatment in a future proceeding. Until such time that the Commission determines otherwise, any transaction and integration costs shall be recorded and amortized "below the line" and shall not be included in the determination of rates.

     3. Capital Structure

        The Settling Parties and Staff agree that no Party nor Staff shall be bound in any future proceedings to utilize for ratemaking purposes the capital structure of ENGI that results from entries necessary to account for the merger.

     4. Commission Jurisdiction

        The Settling Parties and Staff agree that the jurisdiction of the Commission over the operations of ENGI will not be changed by approval of the merger.

     5. Monthly Reports

        The Joint Petitioners agree to continue to provide Commission Staff and OCA with monthly reports regarding ENGI in accordance with the provisions of RSA 374:4 and Puc 509.01 and 509.06, as well as a copy of all Forms 10-Q, which are filed quarterly with the Securities and Exchange Commission.

    6.  Public Interest Standard

        a. The Settling Parties and Staff agree that the proposed acquisition of EnergyNorth and ENGI by Eastern, which will be accomplished through the merger of EnergyNorth and Merger Sub (EE Acquisition Company created by Eastern for the purpose of effectuating the acquisition), is in the public interest in accordance with RSA 369:8(II) and RSA 374:33, and will have no adverse effect on the rates, terms, service or operation of ENGI within the State provided all of the terms and conditions of this Agreement are met.

        b. The Settling Parties and Staff agree that the proposed indirect acquisition of EnergyNorth and ENGI by KeySpan through its acquisition of Eastern, which will be accomplished through the merger of Eastern and ACJ (ACJ Acquisition Company LLC a subsidiary of KeySpan created to effectuate the merger), is in the public interest in accordance with RSA 369:8(II) and RSA 374:33, and will have no adverse effect on the rates, terms, service or operation of ENGI within the State provided all of the terms and conditions of this Agreement are met.

     7. Customer-Service Issues

        The Settling Parties and Staff agree that the provisions of the Agreement regarding Customer-Service issues ensure that there will be no degradation in the current level of customer service provided to ENGI customers as a result of the merger. In the future, any specific performance targets provided for by statute or by Commission regulation shall apply and take precedence to the provisions of the Agreement.

    8.  Gas-Safety Issues

        The Settling Parties and Staff agree that the provisions of the Agreement regarding Gas Safety issues ensure that there will be no degradation in the safety or reliability of gas service currently provided to ENGI customers, and the general public, as a result of the merger. In the future, any specific performance targets provided for by statute or by Commission regulation shall apply and take precedence to the provisions of the Agreement.

   9.   Accounting for the Merger

        Within thirty (30) days following the closing of the merger, the Joint Petitioners agree to file with the Finance Director of the Commission and OCA, entries necessary to account for the merger, which shall be made in accordance with the Commission's Uniform System of Accounts for Gas Utilities, set forth at PUC 507.07, and generally accepted accounting principles.

  10.  Gas-Cost Savings

      All savings achieved as a result of the merger relating to commodity, transportation and storage contracts and other gas costs, which are recovered by ENGI through the Cost of Gas factor, shall be passed on to ENGI customers and shall not be included in the calculation of Merger Related Savings for the purposes of Section V(1) and V(2) of the Agreement.

 11.  Acquisition Premium Allocation

      The  Settling   Parties  and  Staff  agree  not  to  assert  that  any
determination by the SEC, the Federal Energy Regulatory Commission or any other regulatory agency relating to the allocation of Merger-Related Costs is binding on, or has precedential effect before the Commission for ratemaking purposes.

     In addition to the specific provisions of the Settlement Agreement, during the hearing, witnesses for the Joint Petitioners agreed, among other things: that all records, including cost allocation and affiliate transactions, and the relevant supporting records, will be available for review by the

Commission; that the Commission is not bound to reach any particular result with regard to the "Merger Related Costs" as a result of its approval of the Settlement Agreement and the acquisition; that all savings achieved as a result of the acquisition relating to commodity, transportation and storage contracts will be passed directly back to ENGI customers and will not be utilized to support recovery of the "Merger Related Costs"; that avoided costs, e.g. ENGI technology investments, will not be utilized to support recovery of the "Merger Related Costs"; that the Joint Petitioners will notify the Commission's Gas Safety Division in advance of any changes in ENGI's operations with regard to gas safety whether included in the Settlement Agreement, in representations made in testimony or provided in responses included in Exhibit 13; and that no bill payment locations would be closed without prior Commission notification.

III. POSITIONS OF NON-SETTLING PARTIES

2.1      Governor's Office of Energy and Community Service

         While not a signatory to the Settlement Agreement, GOECS did not contest the resolution of the issues specified in the Settlement Agreement. GOECS did not file testimony but rather intervened to monitor the proceeding due to its interest in mergers and the treatment of merger-related costs, potential precedential import pertaining to other utility mergers and acquisitions, as well as the potential implications for natural gas rates and economic development in New Hampshire.

         GOECS agreed that the public interest standard governing the proposed merger was appropriately applied by the Settling Parties. GOECS also agreed with the OCA's testimony that the public interest test is broad and includes such concerns as safety, consumer affairs, impacts on the State's economy, employment issues, rate impacts and quality of service. GOECS also suggested that the Joint Petitioners allow the Commission the same access to books and records that is accorded to the Federal Energy Regulatory Commission. GOECS further suggested that the merger presents the opportunity to reintroduce gas utility sponsored energy efficiency programs, e.g. regionally coordinated programs with other New England utilities.

         2. United Steelworkers - Local 12012

         The Union indicated that it did not support the Settlement Agreement. The Union maintained there was insufficient documentation of the proposed organizational structure, job descriptions, and proposed job sites. In prefiled testimony, the Union proposed that ENGI should maintain its three (3) operating locations in Nashua, Manchester and Tilton and staff a fourth location at Broken Bridge Road in Concord, New Hampshire. The

Union urged retention of a residency clause providing for employees with emergency response requirements to live within 20 minutes of their reporting locations. The Union expressed concern that access to services was becoming infrequent due to remote meter reading. The Union proposed adding personnel to the Distribution/Production function, due to the heavy volume of construction activity in New Hampshire. The Union expressed concerns related to the proposed use of Emergency Response Units, alleged system holes for telecommunications purposes and additional inspection of construction projects.

IV. COMMISSION ANALYSIS

         1. Settlement Agreement

         In our recent Order No. 23,308, in Docket DE 99-035, approving the proposed merger of New England Electric System and National Grid Group plc, New England Electric System, (October 4, 1999), we discussed at some length the statutory framework within which the Commission must act in considering acquisitions of New Hampshire public utilities and/or their parent companies. The Commission determined that mere representations are not sufficient to satisfy the statutory requirement of RSA 369:8, II; the Commission must independently verify that no adverse effect on the rates, terms, service or operation of the utility to be acquired will occur.

         Subsequent to the proceeding in Docket DE 99-035, RSA 369:8,II was substantially amended. Nevertheless our Order No. 23,367 in this proceeding clearly indicated that the Commission's independent verification that the proposed acquisition would have no adverse effect on the rates, terms, service or operation of the utility to be acquired remains a statutory requirement.

         Under the public interest standard of RSA 374:33 and the no adverse effect standard of RSA 369:8 to be applied by the Commission where a utility or public utility holding company seeks to acquire, directly or indirectly, a jurisdictional utility, the Commission must determine that the proposed transaction will not harm ratepayers. After careful review of the Settlement Agreement and the testimony, exhibits and comments offered at the April 4, 2000 hearing, and given the additional representations of the Joint Petitioners noted herein, we find that the Agreement is reasonable and that the proposed acquisition is lawful, proper and in the public interest.

         We believe the Settlement Agreement, which is very comprehensive, provides an appropriate regulatory framework within which ENGI operations may be integrated with the operations of Eastern and KeySpan. While EnergyNorth will remain a separate legal entity with its own records, accounts, rates and debt, the Joint Petitioners will operate as a single company in order to maximize operating efficiency and improve customer service. It is the responsibility of this Commission to ensure that the public safety is secure, that service requirements are met, and that the standards set by this Commission are adhered to. The conditions set forth in the Settlement Agreement provide appropriate performance targets in order to achieve these goals and ensure no degradation in customer service or gas safety.

         The proposed acquisition appears to offer much in the way of synergies that are expected to benefit both ENGI customers and the Joint Petitioners. ENGI and its customers are expected to realize initial savings in gas costs; avoid the costs associated with required technology improvements; and enjoy the benefits of an automated dispatch function, completion and implementation of the automated meter reading system resulting in fewer estimated bills and customer interruptions, and the potential use of the Internet for customer account access, bill payment, turn on and turn off. The larger company is expected to have the ability to add customers and invest in infrastructure, spreading fixed costs over a larger base of customers.

         While it may be true that the Joint Petitioners have not provided final details with regard to organizational structure, positions and names of individuals who will occupy those positions, at this point in a merger process, that is not surprising. The Joint Petitioners have committed to keeping the Commission Staff informed of their ongoing activities in this regard. The Joint Petitioners have further agreed that there will be no changes in the way ENGI operates, without prior Commission notification.

         Under the terms of the Settlement Agreement, we are not required, at this time, to decide whether so-called Merger Related Costs, defined in the Agreement as the acquisition premium and transaction and integration costs, should be recovered from ratepayers. In Northern Utilities, Inc. 83 NH PUC 401
(1998), we noted that the inclusion of an acquisition premium in the revenue requirement calculation, and the effect of the acquisition premium on capital structure, would in all likelihood lead us to the conclusion that customers would be harmed by the acquisition without the conditions contained in the settlement agreement there. Those conditions required Northern to substantiate any savings to ratepayers that result from the merger before it may include any part of the acquisition premium in ratebase for ratemaking purposes. The same condition applied to the effect of the acquisition premium on the capital structure of the resultant entity. Id at 404. In any event, the Northern decision makes clear that recovery of the acquisition premium is not guaranteed, but rather, Northern is merely permitted to request recovery under certain conditions without precluding any party from taking any position with regard to such request. In New England Electric System, Order No. 23,308 in Docket No. 99-035 (October 4, 1999), we reached a similar conclusion in the context of a fully litigated proceeding.

         In this proceeding, the Joint Petitioners have agreed with GOECS statement that provisions V 1 and 2 of the Settlement Agreement

                  ...preserve the rights of the Parties and Staff to argue, and the Commission, if it deems appropriate, to decide in a subsequent proceeding that no part of the acquisition premium and/or the transaction and integration costs be included for ratemaking purposes under any circumstances, or, if allowed, subject to what criteria. (Tr. pp. 102-103)

         The   provisions  of  the   Settlement   Agreement   here  which  defer
consideration of the capital structure and ratemaking issues with regard to Merger Related Costs for a subsequent proceeding are appropriate. The Joint Petitioners may, in a future proceeding, request the amortization of the acquisition premium in rates, and the Commission may consider allowing such recovery, but is not bound by the Settlement Agreement to rule in any particular way. Further, the Settlement Agreement provides that the Joint Petitioners must meet the evidentiary burden of demonstrating that the Merger Related Savings equal or exceed the amount of the acquisition premium and transaction and integration costs proposed for amortization. If the Commission were to allow Recovery of Merger Related Costs , the level of Merger Related Savings would provide an upper limit as to the amount of those costs the Joint Petitioners may seek, but no more than the Merger Related Costs. None of the Parties nor Staff shall be precluded from taking any position with regard to such a request for ratemaking treatment in a future proceeding. Until such time that the Commission determines otherwise, the Merger Related Costs shall be recorded and amortized below the line and shall not be included in the determination of rates.

         As noted, with regard to any such ratemaking request, the Joint Petitioners will be required to substantiate that savings have resulted from the acquisition before any part of the Merger Related Costs may be requested for ratemaking purposes. In order to facilitate the measurement of such savings, the Settling Parties and Staff have agreed to discuss the establishment of a mechanism to determine Merger Related Savings.

         As noted above, the Joint Petitioners have agreed that the Commission is not bound to reach any particular result with regard to the "Merger Related Costs" as a result of its approval of the Settlement Agreement and the acquisition. This would include an investigation, at any time, upon the Commission's own motion or upon complaint, pursuant to RSA 378:7, as to the appropriateness of ENGI's rates, including, but not limited to, the reflection of Merger Related Savings in rates. The Joint Petitioners will not be precluded from requesting in such a proceeding the amortization of "Merger Related Costs" in rates, in accordance with the provisions of the Settlement Agreement described herein.

         Before and until a proceeding involving the recovery of Merger Related Costs occurs, however, ENGI shall file its annual reports to the Commission in a form that allows for an analysis of its earnings with and without the effects of the Merger Related Costs , from the perspective of income and expenses, rate base and the weighted cost of capital.


2. Motions for Protective Order


         The Joint Petitioners together, and ENGI and EnergyNorth separately, filed Motions for Protective Order and Confidential Treatment with respect to information provided in response to certain Staff Data Requests Nos. 1-17, 4-1, 4-2, 4-26, 4-27, 4-34, 4-35, 4-38 and 4-39. For the purposes of this Order, we will discuss these Motions together.

         Protective treatment was sought for the response to Data Request No. 1-17 regarding minutes of Board of Directors meetings, and for the response to Data Request No. 4-27 regarding

EnergyNorth and ENGI's business strategy plans for 1996-1999, pursuant to RSA 91-A:5, IV as records pertaining to "confidential, commercial or financial information". The Joint Petitioners aver that disclosure could cause financial harm or lost opportunities to them or result in other obligations under applicable securities law disclosure obligations.

         Protective treatment was sought for the responses to Data Request Nos. 4-1, 4-2, 4-26, 4-34, 4-35, 4-38 and 4-39 regarding information pertaining to EnergyNorth Management Continuity Agreements and retention payments to specific employees, and hypothetical severance payments for seven (7) individuals pursuant to RSA 91-A:5, IV as records pertaining to "internal personnel practices; confidential, commercial or financial information". The Joint Petitioners aver that the confidential material relates to personnel matters which would cause them harm if available to other employees.

         The Commission recognizes that the information contained in the aforementioned data responses is confidential information pertaining to
"internal personnel practices; confidential, commercial or financial information" which the Joint Petitioners do not disclose, which are subject in some instances to confidentiality agreements and which could cause them harm if made public. All of the information requested has been, or will be, made available to the Commission and the Commission Staff, and responses to Data Request Nos. 4-1, 4-2, 4-26, 4-34, 4-35, 4-38 and 4-39 have been included in Exhibit 13 and marked Confidential. Based on the Joint Petitioners' representations, and there being no objection from any other party, under the balancing test we have applied in prior cases, e.g., Re NET (Auditel), 80 NH PUC 437 (1995), Re Eastern Utilities Associates, 76 NH PUC 236 (1991), we find that the benefits to the Joint Petitioners of non-disclosure in this case outweigh the benefits to the public of disclosure. The information, therefore, is exempt from public disclosure pursuant to RSA 91-A:5, IV and Puc 204.06.

         Based upon the foregoing, it is hereby

         ORDERED, that the Settlement Agreement is APPROVED consistent with the terms and conditions of this Order; and it is

         FURTHER ORDERED, that the proposed direct acquisition of EnergyNorth and ENGI by Eastern and the proposed indirect acquisition of EnergyNorth and ENGI by KeySpan, is in the public interest in accordance with RSA 369:8,II and RSA 374:33, will have no adverse effect on the rates, terms, service or operation of ENGI within the State provided all of the terms and conditions of the Settlement Agreement and this Order are met, and is therefore APPROVED; and it is

         FURTHER ORDERED, that the Joint Petitioners' Motions for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request Nos. 1-17, 4-1, 4-2, 4-26, 4-27, 4-28, 4-34,
4-35, 4-38 and 4-39 are APPROVED; and it is

         FURTHER ORDERED, that the determination as to protective treatment made herein is subject to the ongoing rights of the Commission, on its own motion or on the motion of Staff, any party or any other member of the public, to reconsider this Order in light of RSA 91-A, should circumstances so warrant.

         By order of the Public Utilities Commission of New Hampshire this eighth day of May, 2000.


--------------------------                      ---------------------------
    Douglas L. Patch                                 Susan S. Geiger
       Chairman                                       Commissioner


Attested by:


--------------------------------
Thomas B. Getz
Executive Director and Secretary

                    Separate Opinion of Commissioner Brockway
                    Concurring in Part and Dissenting in Part

         While I have only one point of disagreement with my colleagues in this docket, it requires me to depart from the majority, at least to that extent. I am unable to concur in approval of the Keyspan Settlement Agreement in its present form.

         The proposed merger is likely to be good for Energy North s customers, and perhaps for New Hampshire as a whole. From all the prefiled evidentiary materials, it appears that the acquisition of Energy North by Eastern Enterprises (parent of Boston Gas) and indirectly by Keyspan Corporation, will not harm the public interest, so long as proper staffing is maintained for operations and maintenance, and customer service standards are maintained, and the acquisition premium is not flowed through to consumers. I am prepared to accept the commitments of Keyspan with respect to operations and maintenance, and customer service. Further, the merging parties propose to provide immediate and significant benefits to consumers in the form of lower gas purchase costs.

         However, the Settlement Agreement recites that Keyspan may, in a future proceeding, request the amortization of the acquisition premium in rates... Consistent with my separate opinion in the National Grid Group/NEES merger case, DE 99-035, I believe that there are no possible grounds for flow-through to consumers of an acquisition premium created on the books of

Keyspan or its affiliates as a result of this merger. The acquisition premium is not a cost of providing utility service.

         With regard to the so-called integration costs, by contrast, an argument can be made that they are a cost of doing business, and necessary to achieving the objective of a more efficient operation, with lower costs overall. Thus, as a matter of policy, I believe Commissions should not reject recovery of such costs out of hand. It may be that we should adopt a policy of denying such recovery unless necessary to the completion of the merger, in which case any claim for pass-through of such costs would fail in this case. The no-merger-but-for-pass-through condition could not be met, since the Companies are willing to defer the issue and proceed with the merger without assurance of pass-through. We did not have argument on this question, however, and I can join with my colleagues in deferring this issue as proposed in the Settlement Agreement, content merely to alert the Companies to the risk that by agreeing to deferral they may have undermined their case for recovery of integration costs.

         I cannot, however, agree to deferral of the acquisition premium issue, as proposed in the Settlement Agreement. The factors that might hypothetically justify consideration of such extraordinary treatment are known today, and do not apply to this merger. Utilities are not entitled to earn a return of (or on) investments above the fair value (defined traditionally as net book value) of utility assets. The acquisition premium amounts to such an investment. Keyspan may have perfectly good reasons for paying more than the net present value of net income based on utility ratemaking, but consumers should not be required to provide revenues based on any higher base than net book and cost of service.

         Further, there is a moral hazard in not making it clear that, aside from restructuring situations, rates for price-regulated companies in New Hampshire are grounded on book value ratemaking; if potential utility buyers can expect to recover some or all of their above-book payments from consumers, they will be open to paying more for a utility than they otherwise would.
Correspondingly, a potential seller utility will be encouraged to seek out merger partners, and force a bidding up of the premium above book, in order to reap higher windfall profits from buyers who hope to place the burden of the purchase on consumers. Seller utilities will also have an incentive to come in for accelerated depreciation, and then turn around and sell their companies at a profit, pocketing both the accelerated depreciation and the above-book price. Such churning should not be encouraged, as it is both unfair and economically inefficient.

         With regard to offsetting merger savings, it should be noted that consumers under traditional ratemaking bear the risk of operating losses (higher operating costs) occasioned by the merger. Keyspan does not propose to shield consumers from this eventuality, and in recent history such events have been known to happen. Allowing Keyspan to offset operating savings against an acquisition premium and thereby recover the acquisition premium would deny to consumers the symmetry of risk and reward.

         The Legislature has given the Commission an extremely short period of time within which to consider mergers that may have great consequences for the state. I appreciate the willingness of the companies who have recently proposed mergers to make it possible to proceed without the artificial internal deadlines that the statute now prescribes, and instead to make the best use of the entire time available.

         However, I believe that notwithstanding the very short time frames, we should not defer the issue of acquisition premium treatment to later dockets. Both the logic of the claim for recovery, and the importance of joining issue on mergers at the time the issue is ripe, counsel that we should resolve the questions when the merger is before us, not later.

         Accordingly, for us to approve a settlement today that would leave open the door to potential future recovery of the acquisition premium would constitute a departure from the underlying merger and ratemaking policies that should guide our decisionmaking. I would reject the Settlement Agreement, unless it is amended to delete the option for later request for an acquisition premium.



                                          -----------------------------
                                          Nancy Brockway
                                          Commissioner

                                          May 8, 2000


Attested by:


--------------------------------
Thomas B. Getz
Executive Director and Secretary

                             STATE OF NEW HAMPSHIRE

                                   BEFORE THE

                           PUBLIC UTILITIES COMMISSION

                                Docket DG 99-193

Joint Petition of Eastern Enterprises, KeySpan Corporation, EnergyNorth, Inc.,
      and EnergyNorth Natural Gas, Inc. for Approval of the Acquisition of EnergyNorth Natural Gas, Inc. by Eastern Enterprises and the Indirect
       Acquisition of EnergyNorth Natural Gas, Inc. by KeySpan Corporation

                              Settlement Agreement

I.       Background

         1. EnergyNorth, Inc. ("EnergyNorth") is a New Hampshire corporation with a principal place of business in Manchester, New Hampshire. EnergyNorth is the owner of 100 percent of the common stock of EnergyNorth Natural Gas, Inc. ("ENGI"),
                  EnergyNorth Propane, Inc., ENI Mechanicals, Inc. and EnergyNorth Realty, Inc.

         2. Eastern Enterprises ("Eastern") is a Massachusetts business trust established and existing under a Declaration of Trust dated July 18, 1929, as amended, with a principal place of business in Weston, Massachusetts. Eastern is a holding company that owns 100 percent of the common stock of Boston Gas Company ("Boston Gas"), Colonial Gas Company and Essex Gas Company, which are local distribution companies serving a total of 735,000 natural gas customers in Massachusetts. Eastern also owns and operates several unregulated business enterprises.

          3. KeySpan Corporation ("KeySpan") is a New York corporation with a principal place of business in Brooklyn, New York. KeySpan is a holding company that owns 100 percent of the common stock of two local distribution companies serving a total of 1.6 million natural gas customers in Brooklyn, Queens and Staten Island, New York, and on Long Island, New York, under the names of The

                    Brooklyn Union Gas Company and KeySpan Gas East Corporation d/b/a Brooklyn Union Company of Long Island, respectively. KeySpan also owns and operates other regulated electric generation companies in the State of New York, as well as several unregulated business enterprises.

         4. ENGI is a New Hampshire corporation and a public utility as defined in RSA 362:2, with a principal place of business in Manchester, New Hampshire. ENGI is the largest natural gas utility in New Hampshire serving approximately 72,000 customers in 28 cities and towns in the southern and central part of New Hampshire and the City of Berlin in the northern part of the state.

         5. On July 14, 1999, Eastern and EnergyNorth entered into an Agreement and Plan of Reorganization (the "EnergyNorth Merger Agreement") that provides for the creation of EE Acquisition Company ("Merger Sub") and the subsequent merger of EnergyNorth with and into Merger Sub, subject to the necessary approvals of government regulatory authorities having jurisdiction.

         6. On November 4, 1999, KeySpan and Eastern entered into an Agreement and Plan of Merger (the "Eastern Merger Agreement") that provides for the creation of ACJ Acquisition Company LLC ("ACJ") as a subsidiary of KeySpan and the subsequent merger of ACJ with and into Eastern, subject to the necessary approvals of government regulatory authorities having jurisdiction.

         7. On November 4, 1999, in conjunction with the execution of the Eastern Merger Agreement, Eastern and EnergyNorth amended the EnergyNorth Merger Agreement (the "EnergyNorth Amended Merger Agreement") to provide for the merger of Merger Sub with and into EnergyNorth, subject to the necessary approvals of government regulatory authorities having jurisdiction and of the shareholders of the respective companies. If such approvals are obtained, these agreements would result in EnergyNorth becoming a direct, wholly owned subsidiary of
                  Eastern  and,   simultaneously,   an  indirect  subsidiary  of
                  KeySpan.

         8. As set forth in the EnergyNorth Amended Merger Agreement, each outstanding share of EnergyNorth common stock will be extinguished and converted into the right to receive $61.13 in cash in order to accomplish the merger.

         9. Consummation of the merger between EnergyNorth and Merger Sub is subject to certain conditions, which include regulatory approval by the New Hampshire Public Utilities Commission ("Commission"), as set forth in Article 6 of the EnergyNorth Amended Merger Agreement. Accordingly, Article 6.1(b) specifies that, with regard to rates and the recovery of costs associated with the merger

                  (including the acquisition premium and transaction and integration costs), the Commission's approval is required upon terms and conditions that are not less favorable than those set forth by the Commission in Re: Northern Utilities, Inc., Docket No. DF 98-040, Order No. 22,983 (1998) ("Northern Utilities").

          10. In their initial filing, EnergyNorth, ENGI, Eastern and KeySpan (together, the "Joint Petitioners") requested that the
               Commission: (1) determine that the proposed acquisition of EnergyNorth by Eastern, which will be accomplished through the merger of EnergyNorth and Merger Sub, will result in "no net harm" to ENGI's customers; (2) determine that the proposed indirect acquisition of EnergyNorth by KeySpan will result in "no net harm" to ENGI's customers; (3) approve the above-described transactions as filed in accordance with RSA 369:8,II(b)(2), or, alternatively, RSA 374:33; and (4) determine that the Joint Petitioners may, in a future proceeding before the Commission, request the recovery of merger-related costs to the extent that the Joint Petitioners are able to substantiate that merger-related savings have been achieved to offset those costs, consistent with the Commission's Order in Northern Utilities.

II.      Procedural History

          1. On December 3, 1999, the Joint Petitioners filed with the Commission, pursuant to RSA 369:8,II and RSA 374:33, a petition for approval of the acquisition by Eastern of EnergyNorth, the parent corporation of ENGI, and the simultaneous acquisition of EnergyNorth and ENGI by KeySpan by virtue of its merger with Eastern. In their filing, the Joint Petitioners included the testimony of Walter J. Flaherty, Executive Vice-President and Chief Financial Officer of Eastern, Joseph F. Bodanza, Senior Vice President and Treasurer of Boston Gas, Michelle L. Chicoine, Executive Vice President of EnergyNorth and President and Chief Operating Officer of ENGI, William R. Luthern, Vice President of Gas Resources for Boston Gas, and Craig G. Matthews, President and Chief Operating Officer of KeySpan.

          2. On December 13, 1999, the Commission issued Order No. 23,367 regarding the applicability of RSA 369:8 II and RSA 374:33 to the proposed acquisition of ENGI. In addition, the Commission scheduled a prehearing conference for December 23, 1999.

          3. On December 20, 1999, the Governor's Office of Energy and Community Services ("GOECS") filed a Motion to Intervene. A corrected copy of its Motion to Intervene was filed on December 21, 1999.

          4. A prehearing conference was held on December 23, 1999. By Order No. 23,382, issued January 6, 2000, the Commission approved the interventions of GOECS and the Office of the Consumer Advocate ("OCA"), and approved the procedural schedule agreed upon by the Parties and Staff, which provided for discovery upon the Joint Petitioners, testimony by Staff and Intervenors, rebuttal testimony by the Joint Petitioners, evidentiary hearings on March 9 and 10, 2000, with a final Order of the Commission anticipated by May 3, 2000.

          5. On January 18, 2000, the Joint Petitioners filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request No. 1-17.

          6. On February 11, 2000, the United Steelworkers - Local 12012 (the "Union") filed a Petition to Intervene.

          7. On February 16, 2000, EnergyNorth filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request Nos. 4-1, 4-26 and 4-27.

          8. On February 18, 2000, EnergyNorth filed a Motion for Protective Order and Confidential Treatment with respect to additional information provided in response to Staff Data Request 4-1.

          9. On February 22, 2000, the Commission, by Secretarial Letter, cancelled the hearing set for March 9, 2000, and established March 10, 13 and 14, 2000 for hearings in this matter.

          10.  On  February  23,  2000,  the  Joint  Petitioners   informed  the
               Commission that they had no objection to the Union's Petition to Intervene.

          11. On February 23, 2000, in accordance with the procedural schedule, the Union filed testimony submitted by Walter Poisson, Jr. and Shawn Sullivan; the OCA filed the Direct Testimony of Kenneth E. Traum, OCA Finance Director; and the Commission Staff ("Staff") filed the testimonies of Stephen P. Frink, Assistant Finance Director, Andrew Kosnaski, Economist II, Richard G. Marini, P.E. Administrator, Safety Division, and Amanda O. Noonan, Director of Consumer Affairs.

          12. OCA and Staff propounded numerous data requests to the Joint Petitioners. In addition, technical/settlement conferences were held on January 7, 2000, February 15, 2000, February 29, 2000, March 2, 2000 and March 6, 2000 (teleconference).

               This Settlement Agreement ("Agreement") is a result of the review of all the testimony, the Joint Petitioners' responses to more than 170 data requests and the technical/settlement conferences.

          13. On March 22, 2000, the Joint Petitioners filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request Nos. 4-34, 4-35, 4-38 and 4-39.

III.     Parties and Scope of the Agreement

     1. This Agreement, dated as of March 28, 2000, is entered into by EnergyNorth, ENGI, Eastern, KeySpan, OCA and the Staff of the Commission (the Parties and Staff), representing all of the full participants in this Docket with the exception of the Union and GOECS1, with regard to the acquisition of EnergyNorth and ENGI by Eastern, and by virtue of its merger with Eastern, the indirect acquisition of ENGI by KeySpan.

     2. This Agreement constitutes the recommendation of the Parties and Staff with respect to the Commission's approval of the acquisition of EnergyNorth and ENGI by Eastern and KeySpan.

     3. Under this Agreement, the Parties and Staff agree to this joint submission to the Commission as resolution of the issues specified herein only.

     4. This Agreement shall not be deemed an admission by any of the Parties or Staff that any allegation or contention in these proceedings by any other Party or by Staff, other than those specifically agreed to herein, is true and valid. In addition, in any future proceeding in which the Joint Petitioners request the amortization in rates of the acquisition premium and/or transaction and integration costs pursuant to Sections V(1) and V(2), the Parties and Staff agree that the Commission may take administrative notice of the record in this proceeding. Such administrative notice shall be for the purpose of ensuring that the Commission is aware of the information and testimony filed in this proceeding. Parties and Staff acknowledge that the procedural schedule in this proceeding was suspended in order to pursue settlement, and therefore, the information and testimony provided in this proceeding has not been subject to cross-examination, which would normally occur in a fully litigated proceeding.

-------------------------
1 Although GOECS has not signed the Agreement, GOECS has indicated to the Parties and Staff that it does not, and will not, oppose the Agreement.

     5. The Parties and Staff agree that all pre-filed testimony should be admitted as full exhibits for the purpose of consideration of this Agreement, and be given whatever weight the Commission deems appropriate. Agreement to admit all pre-filed testimony without challenge does not constitute agreement by any of the Parties or Staff that the content of the pre-filed testimony of the other Parties or Staff is accurate or that the views of every witness of other Parties or Staff should be given weight by the Commission. The Parties and Staff agree that the Joint Petitioners have not filed rebuttal testimony in accordance with the established procedural schedule in order to pursue settlement with Staff, and therefore, the right of the Joint Petitioners to file rebuttal testimony should the Agreement not be approved by the Commission is wholly reserved. Moreover, the absence of rebuttal testimony by the Joint Petitioners shall not be construed in any way as an admission or indication that the Joint Petitioners are in agreement with any positions taken in testimony submitted in this proceeding by other Parties and Staff. Attachment A to this Agreement is a List of Exhibits, including the pre-filed testimony, and the exhibit numbers the Parties and Staff propose for each.

     6. The Parties and Staff agree that certain data responses of the Joint Petitioners be admitted as full exhibits for the purpose of consideration of this Agreement, and given whatever weight the Commission deems appropriate. Agreement to admit these data responses without challenge does not constitute agreement by any of the other Parties or Staff that the content of the data responses is accurate. Attachment B to this Agreement is a list of Joint Petitioners' Data Responses to be included in Exhibit 13, in addition to those appended to the direct testimony of Staff witnesses.

IV.       Litigation Positions of the Parties, Staff and Intervenors

          1.   EnergyNorth and ENGI

               EnergyNorth and ENGI support the proposed merger because ENGI's customers will receive the benefit of reduced gas costs through an estimated 2.2 percent reduction in the burner-tip price of gas, all else remaining equal, as well as other benefits over time as the merged companies are able to gain efficiencies in the provision of services. In addition, ENGI will be able to take advantage of the information-systems technology maintained by Boston Gas, thereby allowing ENGI to avoid approximately $4.3 million of investments in similar systems that would have been necessary in the absence of the merger. EnergyNorth and ENGI believe that the merger with Eastern and KeySpan is a unique opportunity to achieve benefits for customers, employees and shareholders because of the size of the overall post-merger organization, which will create economies of scale, the proximity of Eastern's gas distribution service territory, which provides the opportunity for gas-supply cost savings and operational efficiencies, and the availability of advanced information-systems technology, which will facilitate the flow of necessary and useful information to employees and enhance the company's ability to serve customers in a cost-effective and responsive manner.

          2.   Eastern and KeySpan

               Eastern and KeySpan support the proposed merger because the merger will enable Eastern and KeySpan to maintain a competitive position in the marketplace, while providing customers with safe, reliable and least-cost service. Specifically, Eastern and KeySpan propose to provide customers with the benefit of all gas-cost savings achieved following the merger, which are estimated to be approximately $2 million per year within the first year following the merger. Eastern and KeySpan also propose to extend the use of information technology to the operations of ENGI, allowing ENGI to avoid approximately $4.3 million in similar investments that would have been required in the absence of the merger. In accomplishing the merger, however, Eastern and KeySpan will incur a significant level of merger-related costs, including transaction and integration costs, which are necessary to achieve the identified synergies, and an acquisition premium (together "Merger-Related Costs").

               Because these Merger-Related Costs are necessary to achieve the merger, Eastern and KeySpan propose to request, in future proceedings, ratemaking treatment for such costs to the extent that merger-related non-gas savings ("Merger-Related Savings"), i.e., savings other than those described in Section V(11) herein, are demonstrated to have resulted from the merger. Therefore, Eastern and KeySpan believe that the proposed merger will result in no net harm to customers for the following reasons: (a) customers will receive the immediate benefit of a 2.2 percent burner-tip price reduction as a result of gas-cost savings; (b) the merger will allow for the avoidance of $4.3 million in avoided technology investments and its potential impact on the rates charged to ENGI customers; (c) the continued corporate existence of ENGI, including the maintenance of separate books and records, will facilitate the Commission's continued oversight of ENGI's operations; (d) a Local Advisory Board will be established following the merger to provide counsel on local issues; (e) the structure of ENGI's operations will not change as a result of the merger; (f) no determination is sought in this proceeding regarding the capital structure to be used in any future proceeding; and (g) Eastern, KeySpan and ENGI will be required to substantiate savings resulting from the merger before seeking ratemaking treatment of Merger-Related Costs in a future proceeding.

          3.   United Steelworkers - Local 12012

               The Union proposed that ENGI should maintain its three (3) operating locations in Nashua, Manchester and Tilton and staff a fourth location at Broken Bridge Road in Concord, New Hampshire. The Union urged retention of a residency clause providing for employees with emergency response requirements to live within 20 minutes of their reporting locations. The Union expressed concern that access to services is becoming alarmingly infrequent due to remote meter reading. Due to the heavy volume of construction activity in New Hampshire, the Union proposed adding personnel to the Distribution/Production function. The Union expressed concerns related to the proposed use of Emergency Response Units, alleged "system holes" for telecommunications purposes and additional inspection of construction projects.

          4.   Governor's Office of Energy and Community Services

               GOECS intervened due to its interest in mergers and the treatment of merger-related costs, potential precedential import pertaining to other utility mergers and acquisitions, as well as the potential implications for natural gas rates and economic development in New Hampshire. GOECS monitored this matter, but did not file testimony.

          5.   Office of Consumer Advocate

               OCA's concerns fall into three general areas: (a) safety and consumer affairs; (b) the public interest; and (c) rates and the Merger-Related Costs. Regarding safety and consumer affairs, OCA sought to ensure that there would be no degradation in service as a result of the merger. OCA proposed that any substantive changes in company procedures relating to construction, corrosion, distribution, contractor training, engineering, production, utilization or the service business be discussed in advance with the Commission's engineering/safety divisions. Any changes that cannot be resolved at the Staff level would require Commission approval before implementation. Similarly, OCA proposed such oversight by Staff on issues concerning customer assistance, along with the input of OCA.

               Regarding the public interest concern, OCA raised the issue that the non-ratepayer public would be "harmed" by the merger due to the loss of approximately 60 jobs located within New Hampshire, as well as ENGI's corporate headquarters, without the commensurate rate reductions that would free up dollars in the local economy to offset payroll revenues lost to New Hampshire and the associated economic multiplier effect. As an alternative, OCA suggested that Eastern/KeySpan transfer 60 or more positions to Manchester, New Hampshire.

               Regarding rates and the acquisition premium, OCA expressed doubts about the savings forecasted by Eastern/KeySpan and explained its view that the non-CGA savings would not benefit ratepayers under the company's proposal for at least ten (10) years. Consistent with OCA's position in electric restructuring, OCA proposed that any future recovery of stranded costs should be handled symmetrically with the acquisition premium or gains. OCA also expressed its willingness to discuss performance-based ratemaking. Finally, OCA suggested the establishment of a Ratepayer Advisory Board to advise out-of-state senior management with copies of recommendations going to the Commission and OCA.

          6.   Staff of the Commission

               With regard to customer-service issues, Staff proposed the following as a condition to the Commission's approval of the joint petition: (a) the adoption of service-quality benchmarks;
               (b) tailoring of the post-merger company's intranet system to make available state-specific information to customer-service representatives, with annual review by the Commission's Consumer Affairs Division; and (c) the designation of regulatory contacts for Commission Staff.

               With regard to gas-safety issues, Staff proposed the following as a condition to the Commission's approval of the joint petition:
               (a) that there be no degradation in gas safety standards from those currently in existence; (b) that the Companies submit an existing and proposed organizational structure; (c) that an experienced corrosion engineer be available to ensure that pipeline construction and maintenance activity do not degrade cathodically protected systems; (d) that engineering records be maintained in New Hampshire; (e) that current average emergency response times be maintained; and (f) that "Best Practices" be adopted and that there be no changes in the Operations and Maintenance Manual and construction procedures at ENGI without prior consultation with the Commission's Gas Safety Division.

               Staff recommends that the merger should be approved. However, since the Joint Petitioners have not requested recovery of the acquisition premium in this proceeding, Staff believes that, similar to the Commission's Order No. 23,308 in Docket DE 99-035, New England Electric System (October 4, 1999), the basis for a determination on this issue is not "sufficiently complete, mature, proximate and ripe." Staff did discuss, and disagreed with, the level of estimated Merger-Related Costs and Merger-Related Savings, the impact of the merger on other Eastern and KeySpan affiliates, post-merger consulting contracts, and the amortization period of Merger-Related Costs. Specifically, Staff proposed a three (3) year amortization period for merger-related transaction and integration costs.

               Since the Joint Petitioners are not requesting ratemaking treatment of Merger-Related Costs at this time, Staff declined from providing a recommendation as to the appropriate ratemaking treatment for such costs. Staff disagreed with the Joint Petitioners' definition of acquisition premium and averred that little or no Merger-Related Savings have been attributed to the KeySpan/Eastern transaction despite the increase in the acquisition premium paid to EnergyNorth shareholders resulting from that transaction. Staff recommended that the Commission reserve the right to treat each transaction separately for the purposes of determining the recoverability of any Merger-Related Costs.

V.   Settlement

     1.   Acquisition Premium

          The Parties and Staff agree that the Joint Petitioners may, in a future proceeding, request the amortization of the acquisition premium in rates, and that the Commission may consider allowing such recovery only to the extent that the Joint Petitioners can meet the evidentiary burden of demonstrating that the benefits of the merger to customers equal or exceed the amount of the acquisition premium and transaction and integration costs proposed for amortization. With regard to any such ratemaking request, the Joint Petitioners will be required to substantiate that savings have resulted from the merger before any part of the acquisition premium is included for ratemaking purposes. In order to facilitate the measurement of such savings, the Parties and Staff agree to discuss the establishment of a mechanism to determine Merger-Related Savings. None of the Parties nor Staff shall be precluded from taking any position with regard to such a request for ratemaking treatment in a future proceeding. Until such time that the Commission determines otherwise, the acquisition premium shall be recorded and amortized "below the line" and shall not be included in the determination of rates.

     2.   Transaction and Integration Costs

          The Parties and Staff agree that the Joint Petitioners may, in a future proceeding, request the amortization of transaction and integration costs in rates and that the Commission may consider allowing such recovery only to the extent that the Joint

          Petitioners can meet the evidentiary burden of demonstrating that the benefits of the merger to customers equal or exceed the amount of the transaction and integration costs proposed for amortization. With regard to any such ratemaking request, the Joint Petitioners will be required to substantiate that savings have resulted from the merger before any part of the transaction and integration costs are included for ratemaking purposes. In order to facilitate the measurement of such savings, the Parties and Staff agree to discuss the establishment of a mechanism to determine Merger-Related Savings. None of the Parties nor Staff shall be precluded from taking any position with regard to such a request for ratemaking treatment in a future proceeding. Until such time that the Commission determines otherwise, any transaction and integration costs shall be recorded and amortized "below the line" and shall not be included in the determination of rates.

     3.   Capital Structure

          The Parties and Staff agree that no Party nor Staff shall be bound in any future proceedings to utilize for ratemaking purposes the capital structure of ENGI that results from entries necessary to account for the merger.

     4.   Commission Jurisdiction

          The Parties and Staff agree that the jurisdiction of the Commission over the operations of ENGI will not be changed by approval of the merger.

     5.   Monthly Reports

          The Joint Petitioners agree to continue to provide Commission Staff and OCA with monthly reports regarding ENGI in accordance with the provisions of RSA 374:4 and the NH Code of Admin. Rules 509.01 and 509.06, as well as a copy of all Forms 10-Q, which are filed quarterly with the Securities and Exchange Commission.

     6.   Public Interest Standard

          a. The Parties and Staff agree that the proposed acquisition of EnergyNorth and ENGI by Eastern, which will be accomplished through the merger of EnergyNorth and Merger Sub, is in the public interest in accordance with RSA 369:8(II) and RSA 374:33, and will have no adverse effect on the rates, terms, service or operation of ENGI within the State provided all of the terms and conditions of this Agreement are met.

          b. The Parties and Staff agree that the proposed indirect acquisition of EnergyNorth and ENGI by KeySpan through its acquisition of Eastern, which will be accomplished through the merger of Eastern and ACJ, is in the public interest in accordance with RSA 369:8(II) and RSA 374:33, and will have no adverse effect on the rates, terms, service or operation of ENGI within the State provided all of the terms and conditions of this Agreement are met.

     7.   Customer-Service Issues

          The Parties and Staff agree that the provisions of Attachment C ensure that there will be no degradation in the current level of customer service provided to ENGI customers as a result of the merger. In the future, any specific performance targets provided for by statute or by Commission regulation shall apply and take precedence to the provisions of Attachment C.

     8.   Gas-Safety Issues

          The Parties and Staff agree that the provisions of Attachment D ensure that there will be no degradation in the safety or reliability of gas service currently provided to ENGI customers, and the general public, as a result of the merger. In the future, any specific performance targets provided for by statute or by Commission regulation shall apply and take precedence to the provisions of Attachment C.

     9.   Accounting for the Merger

          Within thirty (30) days following the closing of the merger, the Joint Petitioners agree to file with the Finance Director of the Commission and OCA, entries necessary to account for the merger, which shall be made in accordance with the Commission's Uniform System of Accounts for Gas Utilities, set forth at PUC 507.07, and generally accepted accounting principles.

     11.  Gas-Cost Savings

          All savings achieved as a result of the merger relating to commodity, transportation and storage contracts and other gas costs, which are recovered by ENGI through the Cost of Gas factor, shall be passed on to ENGI customers and shall not be included in the calculation of Merger-Related Savings for the purposes of Section V(1) and V(2) of this Agreement.

     12.  Acquisition Premium Allocation

          The Parties and Staff agree not to assert that any determination by the SEC, the Federal Energy Regulatory Commission or any other regulatory agency relating to the allocation of Merger-Related Costs is binding on, or has precedential effect before the Commission for ratemaking purposes.

VI.  Acceptance of the Agreement

     1. This Agreement is expressly conditioned upon the Commission's acceptance of all its provisions, without change or condition. If the Commission does not accept the Agreement in its entirety, without change or condition, or if the Commission makes any findings that go beyond the scope of this Agreement, and any of the Parties or Staff is unable to agree with said changes, conditions or findings, the Agreement shall be deemed to be withdrawn and shall not constitute any part of the record in this proceeding and shall not be used for any other purpose.

     2. Approval of this Agreement does not imply Commission approval, acceptance, agreement, with or consent to any concept, theory, principle or methodology underlying or supposed to underlie any matters, nor shall this approval be deemed to have established "settled practice" as the term is used in Public Service Commission of New York v. FERC, 642 F.2d 1335 (D.C. Cir. 1980), cert denied, 454 U.S. 879 (1981).

     3. The Parties and Staff agree that the Commission's acceptance of the Agreement does not constitute continuing approval of, or precedent for, any particular issue in this proceeding other than those specified herein.

     4. This Agreement may be executed in multiple counterparts, which together shall constitute one agreement.

     IN WITNESS WHEREOF, the signatories below have executed this Agreement, each being fully authorized to do so, as of the day and year first above written.

                                            KEYSPAN CORPORATION
                                            By their Attorney

Date:____________                           By:_______________________
                                               Richard A. Visconti, Esq.

                                            EASTERN ENTERPRISES
                                            By their Attorneys
                                            Keegan, Werlin & Pabian, LLP

Date:____________                           By:_______________________
                                               Robert J. Keegan, Esq.

                                            ENERGYNORTH, INC.
                                            By their Attorneys
                                            McLane, Graf, Raulerson & Middleton

Date:____________                           By:_______________________
                                               Steven V. Camerino, Esq.

                                            ENERGYNORTH NATURAL GAS, INC.
                                            By their Attorneys
                                            McLane, Graf, Raulerson & Middleton

Date:____________                           By:_______________________
                                               Steven V. Camerino, Esq.


                                            OFFICE OF CONSUMER ADVOCATE

Date:____________                           By:_______________________
                                               Kenneth Traum, Finance Director




                                           STAFF OF THE NEW HAMPSHIRE
                                           PUBLIC UTILITIES COMMISSION
                                           By their Attorney

Date:____________                           By:_______________________
                                               Larry S. Eckhaus, Esq.

                             STATE OF NEW HAMPSHIRE

                                   BEFORE THE

                           PUBLIC UTILITIES COMMISSION

                                Docket DG 99-193

 Joint Petition of Eastern Enterprises, KeySpan Corporation, EnergyNorth, Inc.,
      and EnergyNorth Natural Gas, Inc. for Approval of the Acquisition of EnergyNorth Natural Gas, Inc. by Eastern Enterprises and the Indirect
       Acquisition of EnergyNorth Natural Gas, Inc. by KeySpan Corporation

                              Table of Attachments
                              --------------------

     Attachment A             List of Exhibits

     Attachment B             Data Responses Included in Exhibit 13

     Attachment C             Customer-Service Issues

     Attachment D             Gas-Safety Issues

                                                           Settlement Agreement
                                                                   Attachment A

                             STATE OF NEW HAMPSHIRE

                                   BEFORE THE

                           PUBLIC UTILITIES COMMISSION

                                Docket DG 99-193

 Joint Petition of Eastern Enterprises, KeySpan Corporation, EnergyNorth, Inc.,
      and EnergyNorth Natural Gas, Inc. for Approval of the Acquisition of EnergyNorth Natural Gas, Inc. by Eastern Enterprises and the Indirect
       Acquisition of EnergyNorth Natural Gas, Inc. by KeySpan Corporation

                              Settlement Agreement

                                List of Exhibits

                                                                                                     Pages Including
   Exhibit #                Witness              On Behalf Of               Subject                    Attachments
   ---------                -------              ------------               -------                  ---------------

       1                      --                     --              Settlement Agreement             29 pages

       2             Walter J. Flaherty,          Eastern           Eastern's rationale; overview     138 pages
                     Exec. V.P. & CFO                               of benefits; approvals            including 4
                                                                    required                          attachments

       3             Joseph F Bodanza,            Eastern           Merger-related benefits and       27 pages
                     Sr. V.P. & Treasurer                           costs; "no net harm" test         including 4
                                                                                                      attachments

       4             Michelle L. Chicoine,        ENI               ENI's decision to merge;          9 pages including
                     Exec. V.P., ENI              ENGI              benefits of merger                1 attachment
                     Pres./COO, ENGI

                                      -17-

       5             William R. Luthern,          Eastern           Potential gas supply              9 pages including
                     V.P. Gas Resources                             planning; acquisition             2 attachments
                     Boston Gas                                     synergies; gas supply costs



                                                                                                    Pages Including
   Exhibit #                Witness              On Behalf Of               Subject                    Attachments
   ---------                -------              ------------               -------                  ---------------

       6          Craig G. Matthews,           KeySpan           KeySpan rationale, impact of       10 pages (no
                  Pres. & COO,                                   KeySpan merger with Eastern;       attachments)
                  KeySpan                                        approvals required

       7          Walter P. Poisson, Jr.       United            Gas Safety Issues;                 4 pages (no
                  United Steelworkers          Steelworkers      operations; personnel              attachments)
                  Local 12012                  Local 12012

       8          Kenneth E. Traum,            OCA               Safety and consumer affairs;         11 pages
                  Finance Director                               the public interest standard;      including 1
                  Office of Consumer                             rates; acquisition premium          attachment
                  Advocate

       9          Amanda O. Noonan             NHPUC Staff       Customer service; service            10 pages
                  Dir., Consumer Affairs                         quality and improvements;          including 2
                  NHPUC Staff                                    benchmarks; regulatory             attachments
                                                                 contacts

       10         Richard G. Marini, P.E.      NHPUC Staff       Gas safety; operations; "Best        16 pages
                  Administrator, Safety                          Practices"; emergency              including 7
                  Division, NHPUC Staff                          response; construction             attachments
                                                                 inspection; changes in
                                                                 practices

       11         Stephen P. Frink             NHPUC Staff       Merger savings and costs;            39 pages
                  Asst Finance Director                          accounting for merger related      including 4
                  NHPUC Staff                                    costs;                              appendices

       12         Andrew D. Kosnaski           NHPUC Staff       Acquisition premium;               22 pages (no
                  Economist II                                   goodwill; measurement of           attachments)
                  NHPUC Staff                                    merger related savings;
                                                                 acquisition incentives;
                                                                 benefits


       13                     ---                    ---         Misc Data Responses                  5 pages
                                                                 (see Attachment B)


                                                            Settlement Agreement
                                                                    Attachment B

                             STATE OF NEW HAMPSHIRE

                                   BEFORE THE

                           PUBLIC UTILITIES COMMISSION

                                Docket DG 99-193

 Joint Petition of Eastern Enterprises, KeySpan Corporation, EnergyNorth, Inc., and EnergyNorth Natural Gas, Inc. for Approval of the Acquisition of EnergyNorth Natural Gas, Inc. by Eastern Enterprises and the Indirect
       Acquisition of EnergyNorth Natural Gas, Inc. by KeySpan Corporation

                      Data Responses Included in Exhibit 13

     Joint Petitioners' Responses to Data Requests Nos. 3-21 and 4-12 were appended to the Direct Testimony of Amanda O. Noonan. Joint Petitioners' Responses to Data Requests Nos. 2-4, 2-5, 3-2, 3-3 and 4-11, were appended to the Direct Testimony of Richard G. Marini, P.E. Joint Petitioners' Responses to Data Requests Nos. 1-12, 1-14, 1-67, and excerpts from 1-1(g) were appended to the Direct Testimony of Stephen P. Frink.

     In addition to the above responses, the Parties and Staff agree that the following responses of the Joint Petitioners should be included in Exhibit 13:

          Request No.               Witness                                  Subject

            1-1(g)         Joseph F. Bodanza          Eastern's SEC Form S-4 Registration Statement dated
                                                      1/28/2000
                                                      (Bound Volume)

           1-1(g)(2)       Joseph F. Bodanza          Eastern's SEC Pre-Effective Amendment to Form S-4
                                                      Registration Statement dated 3/10/2000 (Bound Volume)

           1-1(g)(3)       Joseph F. Bodanza          KeySpan Corporation SEC Form U-1
                                                      Application/Declaration under the PUHCA of 1935
                                                      (excluding attached NH Testimony; including SEC Form
                                                      SE and attachments)

                           Walter J. Flaherty         Eastern Enterprises Form U-1 Application/update to
         1-1(g)(4),(5)                                Form U-1

      Request No.        Witness                                  Subject

                    Walter J. Flaherty         Comparison of reverse and forward triangular mergers,
       1-2                                     tax and organizational impacts

       1-3          Joseph F. Bodanza          Treatment of gas cost savings

       1-4          Joseph F. Bodanza          Cost savings and regulatory treatment

       1-5          Walter J. Flaherty         KeySpan/Eastern merger acquisition premium treatment

       1-6          Walter J. Flaherty         Increase in Eastern. ENGI acquisition premium as a
                                               result of KeySpan/Eastern merger

       1-7          Joseph F. Bodanza          Rate treatment of merger related savings in the
                                                   future.

       1-8          Joseph F. Bodanza          Recovery of merger related costs, return, and tax
                                 impacts.

       1-9          Joseph F. Bodanza          Petitioners' understanding of the Northern decision
                                                                                     ---------

       1-10          Joseph F. Bodanza          Local Advisory Board function

       1-12          Joseph F. Bodanza          Detailed analysis of synergies

       1-13          Joseph F. Bodanza          Description of tracking mechanism established for
                                                   Colonial Gas Company

       1-14          Joseph F. Bodanza          Detail on transaction and integration cost

       1-15          Joseph F. Bodanza          Allocation of acquisition premium

       1-16          Michelle L. Chicoine       Arthur Andersen LLP Study

       1-18          Joseph F. Bodanza          NH presence vs. centralization and integration of
                                                call centers

       1-19          Joseph F. Bodanza          ENGI contact person for NH

       1-20          Joseph F. Bodanza          Existing bill payment centers to be retained

       1-24          Joseph F. Bodanza          Estimated gas savings at burner tip and as % of gas
                                                costs

       1-25          Joseph F. Bodanza          Natural gas growth in New England

       1-26          Joseph F. Bodanza          Service territory maps

       1-29          Joseph F. Bodanza          No incremental cost allocated to ENGI for use of
                                                Boston Gas Broker Management System

       1-30          Joseph  F.   Bodanza       ENGI financial     books    and records  to be  maintained
                                                in    Boston    but   made available  to   Commission
                                                and Staff.

       1-35          Joseph F. Bodanza          All collective bargaining agreements in place will be
                                                honored

       1-39          Michelle L. Chicoine       Management Continuity Policy covering ENGI management
       1-39 (supp.)                             personnel, except officers hired prior to 7/2/99


          Request No.               Witness                                  Subject

             1-41          William R. Luthern         No additional cost for adding ENGI to El Paso
                                                      outsourcing arrangement

             1-42          William R. Luthern         ENGI portfolio outsourcing on stand-alone basis

             1-44          Joseph F. Bodanza          Amortization of transaction and integration costs
                                                      over ten-year period

             1-49          Michelle L. Chicoine       ENGI Information System Plan Update

             1-51          Michelle L. Chicoine       Potential for outsourcing functions in absence of
                                                      merger

             1-53          Joseph F. Bodanza          Infrastructure cost necessary for ENGI to access
                                                      Eastern's technology

             1-56          Walter J. Flaherty         SEC filing not formally considered without order on
                                                      ENGI merger from NHPUC

             1-59          Craig G. Matthews          KeySpan's innovative and aggressive approach for
                                                      accelerating customer participation in the gas
                                                      commodity service marketplace

             1-60          Craig G. Matthews          KeySpan's special area development rate programs.

             1-61          Joseph F. Bodanza          No plans to discontinue the ENGI winter fixed price
                                                      option program

             1-63          Joseph F. Bodanza          ENGI capital structure pre- and post merger

             1-64          Joseph F. Bodanza          ENGI departments to be consolidated into Eastern

             1-65                                     Walter  J.   Flaherty   No management services
                                                      agreement;   Eastern  does not have  such  agreements
                                                      with its affiliates.

         1-66 (supp.)      Joseph F. Bodanza          Organizational Chart for engineering and operations

            OCA 1-3        Joseph F. Bodanza          Discussion of stranded costs in gas industry

              2-1          Joseph F. Bodanza          Eliminated positions do not include field operations
                                                      and maintenance areas

              2-2          Joseph F. Bodanza          Operations are planned to continue at Tilton, Nashua
                                                      and Manchester

              3-6          Joseph F. Bodanza          Location of gas dispatch following merger

              3-7          Joseph F. Bodanza          Handling of gas odor calls following merger

              3-8                                     Joseph   F.   Bodanza   No degradation  in  emergency
                                                      response time from current 89% in 30  minutes or less
                                                      and   almost   99%  in  45 minutes or less.

          3-8(supp.)      Joseph F. Bodanza           ENGI's reported emergency response times

              3-9         Joseph F. Bodanza           Inspection of pipeline contractors


                                      -21-

          Request No.               Witness                                  Subject


          Request No.               Witness                                  Subject

             3-12          Joseph F. Bodanza          Senior level decision making position will be located
                                                      in New Hampshire

             3-16          Joseph F. Bodanza          Safety training at Boston Gas facility in Norwood, MA

             3-18          Joseph F. Bodanza          All data responses that include representations
                                                      regarding expectations and plans for the future have
                                                      been reviewed by Eastern and KeySpan

             3-19          Joseph F. Bodanza          Comparison of multiples in recent mergers

             3-21          Michelle L. Chicoine       ENGI Monthly Management Summary Report of call-center
         3-21 (supp.)                                 statistics

             3-22          Joseph F. Bodanza          Current cost allocation systems of Boston Gas and
                                     Eastern

             3-27          Joseph F. Bodanza          Comparison of cost-of-capital for gas inventory
                                   financings

              4-1          Michelle L. Chicoine       Management Continuity Agreement costs (Confidential)

          4-1(supp.)       Michelle L. Chicoine       Actual Amounts paid under Management Continuity
                                                      Agreements [SEE NOTE A]

              4-2          Michelle L. Chicoine       Amounts that would be received by individuals listed
          4-2(Supp.)                                  in 4-1 under Management Continuity Policy [SEE NOTE A]

              4-3          Joseph F. Bodanza          Calculation of tax factor

              4-5          Joseph F. Bodanza          ENGI Cost of Capital following the mergers

              4-6          Joseph F. Bodanza          NPV of Estimated Savings vs. Estimated Merger Costs
                                                      (3 pages): 17 year payback.

             4-11          Joseph F. Bodanza          Operations & Maintenance Records will be kept in the
                                                      Tilton, Nashua and Manchester, NH operating centers

             4-12          Joseph F. Bodanza          Post merger call center operations

             4-13          Joseph F. Bodanza          Service-quality measurement for call-center
                                                      operations for Boston Gas

             4-16          Joseph F. Bodanza          Billing format and customer account number changes

             4-17          Joseph F. Bodanza          No change to the current billing and collection
                                    practices

             4-20          Joseph F. Bodanza          Transaction costs proposed to be allocated in the
                                                      same manner as the acquisition premium.  See Response
                                                      1-15


                                      -22-


             4-21          Walter J. Flaherty         Market price of EnergyNorth, Inc. from 1/1/98

             4-22          Joseph F. Bodanza          Establishment of tracking mechanism

                                      -23-

          Request No.               Witness                                  Subject

             4-23          Walter J. Flaherty         Difference between purchase price and market price

             4-26          Michelle L. Chicoine       Listing of individuals proposed to be covered by
                                                      retention agreements and amounts (Confidential)

             4-30          Michelle L. Chicoine       EnergyNorth Supplemental Retirement Plan

             4-34          Michelle L. Chicoine       Management Continuity Agreements for Robert R.
                                                      Giordano (11/20/98) and Michelle L. Chicoine 12/2/96
                                                      (Confidential)

             4-35          Michelle L. Chicoine       Management Continuity Agreements for Robert R.
                                                      Giordano and Michelle L. Chicoine 7/14/99
                                                      (Confidential)

             4-36          Michelle L. Chicoine       Amount paid to M. Chicoine in absence of 7/14/99
          4-36(supp.)                                 changes in Management Continuity Agreement [SEE NOTE A]

             4-38          Michelle L. Chicoine       Employee Agreements of Robert R. Giordano and
                                                      Michelle L. Chicoine dated 12/1/98 (Confidential)

             4-39          Michelle L. Chicoine       Employee Agreements of Robert R. Giordano and
                                                      Michelle L. Chicoine dated 7/14/99 (Confidential)

             4-40          Michelle L. Chicoine       Changes to Employment Agreement

             4-46          Joseph F. Bodanza          Payments for Management Continuity, Employment
                                                      Agreement and Executive Retirement Plan considered to
                                                      be Integration Costs

             4-47          Michelle L. Chicoine       Rationale for changes to agreements

             4-48          Craig G. Matthews          Registration of KeySpan under PUHCA and affect on ENGI

             4-49          Joseph F. Bodanza          Ratemaking treatment for integration costs including
                                                      employee severance benefits

             4-50          Michelle L. Chicoine       Giordano and Borer were negotiated as part of merger
                                                      transaction

             4-51          Joseph F. Bodanza          Ratemaking treatment of severance and retention
                                                      amounts

             4-52          Craig G. Matthews          KeySpan's 9/30/99 Form 10-Q projects annual synergies
                                                      of $30M

             4-56          Joseph F. Bodanza          Methodology and programming of regulator stations


                                      -24-



NOTE A: Supplemental responses to Data Requests Nos. 4-1, 4-2 and 4-36 will be filed with the New Hampshire Public Utilities Commission following the merger closing

                                                            Settlement Agreement
                                                                    Attachment C


                             STATE OF NEW HAMPSHIRE

                                   BEFORE THE

                           PUBLIC UTILITIES COMMISSION

                                Docket DG 99-193

 Joint Petition of Eastern Enterprises, KeySpan Corporation, EnergyNorth, Inc.,
      and EnergyNorth Natural Gas, Inc. for Approval of the Acquisition of EnergyNorth Natural Gas, Inc. by Eastern Enterprises and the Indirect
       Acquisition of EnergyNorth Natural Gas, Inc. by KeySpan Corporation

                             Customer-Service Issues

     In order to ensure that there is no degradation in the level of customer service provided to ENGI customers as a result of the acquisition of ENGI, the Parties and Staff agree to the following:

1. The level of service provided to customers following the merger will be measured in relation to the following performance targets:

     a.   Average Response Time of 27 seconds

          The Joint Petitioners' response to Data Request No. 3-21 (supp.) indicates that for FY1999 (ending September 30, 1999), ENGI answered all calls (emergency and non-emergency) to its call center with an average answer speed of 27 seconds. Calls to the consolidated call center by ENGI customers will be tracked and measured to determine that the Average Response Time is no more than 27 seconds.

     b.   Number of Abandoned Calls

          The Joint  Petitioners'  response to Data  Request  No.  3-21  (supp.)
          indicates that for FY1999 (ending September 30, 1999), ENGI experienced 13 abandoned calls per day on average. Calls to the consolidated call center by ENGI customers will be tracked and measured to determine that the Number of Abandoned Calls (daily average) is no more than 13 per day.

     c.   Average Abandoned Time

          The Joint Petitioners' response to Data Request No. 3-21 (supp.) indicates that for FY1999 (ending September 30, 1999), the average time that callers waited prior to abandoning the call was 46 seconds. Calls to the consolidated call center by ENGI customers will be tracked and measured to determine that Average Abandoned Time is no more than 46 seconds.

     d.   99 Percent of All Non-Emergency Calls Answered Within 2 Minutes

          Calls to the consolidated call center by ENGI customers will be tracked and measured to determine that not more than one (1) percent of all non-emergency calls are answered in more than 120 seconds.

     e.   95 Percent of All Service Appointments Met on Same Day Scheduled

          Customers  may  request  a  service  call  for a  number  of  reasons, including (but not limited to): (1) lack of heat; (2) reconnection after a non-payment disconnect; (3) hook-ups or disconnections relating to customer relocations, seasonal requirements or other reasons unrelated to non-payment; (4) appliance service and/or repair; and (5) meter testing or replacement. Regardless of the nature of the service call, ENGI will meet 95 percent of its appointments on the day scheduled. For "no-heat" calls, ENGI's response time shall not exceed 24 hours. For service calls to reconnect service after a non-payment disconnect, ENGI will restore service on the same day that it receives notice of payment on the account, if notified by 3 p.m. Notice shall be deemed to have occurred where the customer has made payment at the offices of ENGI by 3 p.m. or reports a receipt number to ENGI by 3 p.m. if payment is made to a designated payment agent of ENGI.

     f.   100 Percent of Commission Calls Responded To On Same Day

          Designated customer-service representatives will have responsibility for responding to calls from Commission Staff on the same day that the call is placed, unless the Commission staff member indicates that a next-day response is acceptable.

     g. 95 Percent of Complaints Referred by the Commission Staff Resolved Within Two (2) Weeks

          Designated customer-service representatives will have responsibility for resolving, to the satisfaction of the Commission Staff, customer-service complaints referred to the company by Commission Staff within 2 weeks.

     2. ENGI shall submit data relating to the aforementioned performance targets on a monthly basis for monitoring purposes.

     3. The performance targets set forth above will be subject to review and adjustment on an annual basis to establish that the targets are (1) reasonable and appropriate, and (2) are achieving the objective of ensuring that there is no degradation in the current level of service to ENGI customers as a result of the merger.

     4. ENGI will begin tracking and measuring performance in relation to the aforementioned targets commencing on the date that conversion of the call-center customer-service system is completed. In recognition that some time will be necessary to fully train and familiarize customer-service representatives on the system, ENGI's objective will be to achieve the above-referenced performance targets commencing 90 days from the date of system conversion.

     5. ENGI will work with Commission Staff to discuss what steps may need to be taken if at any time during the period commencing 90 days from the date of system conversion, actual performance does not meet the performance targets established herein.

     6. The monthly reports will, at a minimum, provide Commission Staff with the following data: (a) number of seconds to answer 80 percent of non-emergency calls; (b) number of seconds to answer 90 percent of emergency calls; (c) average answer speed; (d) number of abandoned calls (daily average); (e) average daily wait time prior to call abandonment; (f) percent of emergency calls answered within 15, 30, 45 and 60 seconds; (g) maximum wait time for emergency calls; (h) percent of non-emergency calls answered within 120 seconds; and (i) percent of service appointments met on same day scheduled.

     7. Commission Staff will be provided with the names and contact information for Company personnel and their supervisors designated to have responsibility for regulatory issues and for the management and resolution of customer-service complaints referred by Commission Staff.

                                                            Settlement Agreement
                                                                    Attachment D


                            STATE OF NEW HAMPSHIRE

                                   BEFORE THE

                           PUBLIC UTILITIES COMMISSION

                                Docket DG 99-193

 Joint Petition of Eastern Enterprises, KeySpan Corporation, EnergyNorth, Inc.,
      and EnergyNorth Natural Gas, Inc. for Approval of the Acquisition of EnergyNorth Natural Gas, Inc. by Eastern Enterprises and the Indirect
       Acquisition of EnergyNorth Natural Gas, Inc. by KeySpan Corporation

                                Gas-Safety Issues

     In order to ensure that there is no degradation in the safety or reliability of gas service provided to ENGI customers, and the general public, as a result of the merger, the Parties and Staff agree to the following:

1. Commission Staff will be provided with the names and contact information for Company personnel designated to have responsibility for gas safety issues and for the management and resolution of gas safety complaints referred by Commission Staff.

2. There will be no degradation in gas safety standards from those currently in existence at ENGI.

3.   The  Companies  shall  submit  an  existing  and  proposed   organizational
     structure for ENGI.

4.   An experienced corrosion engineer shall be available to ENGI to ensure that
     pipeline   construction   and   maintenance   activity   does  not  degrade
     cathodically protected systems.

5. Clean and accurate copies of ENGI engineering records shall be maintained in New Hampshire at all times.

6. Current average ENGI emergency response times shall be maintained. The Parties and Staff recognize that ENGI's "Analysis of Emergency Call Outs," provided in response to Data Request No. 3-8 (supp.) indicates response times from initial notification.

     Emergency Call Outs will be tracked and measured on a monthly basis and reported to the Gas Safety Division. A written explanation shall be provided to the Gas Safety Division for any responses in excess of 30 minutes and for each dispatch time in excess of fifteen (15) minutes in accordance with existing practice.

7. With regard to the operating areas of: (1) construction; (2) corrosion; (3) distribution; (4) engineering; (5) production; and (6) utilization, ENGI agrees to notify the Commission's Gas Safety Division at least thirty (30) days in advance of any proposed implementation of a "To Be" practice resulting from the merger-integration process. Such notice shall include documentation of the "As Is" and "To Be" process relating to the change in practice.

8. ENGI shall monitor and inspect outside contractors installing pipeline facilities to ascertain that the facility is installed in accordance with ENGI's Operations and Maintenance Manual for safe and reliable pipeline procedures.

9.   ENGI agrees to notify the  Commission's Gas Safety Division at least thirty
     (30) days in advance of any proposed changes in ENGI's (a) Operations and Maintenance Manual, (b) established construction procedures and (c) emergency plan on file with the Commission (including identification of critical valves).

10. Operating centers will be located in Tilton, Nashua and Manchester, New Hampshire. ENGI agrees to notify the Commission's Gas Safety Division at least thirty (30) days in advance of any proposed material changes in the location, overall structure and/or organization of the operating centers following the merger.